

July 13, 2012

Via E-mail
Mr. Peter J. Moerbeek
Executive Vice President, Chief Financial Officer and Director
Primoris Services Corporation
2100 McKinney Avenue, Suite 1500
Dallas, TX 75201

> **Re: Primoris Services Corporation**
> **Form 10-K**
> **Filed March 5, 2012**
> **File No. 1-34145**

Dear Mr. Moerbeek:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis, page 26

Results of operations, page 29

1. You state on page 31 that in the second quarter of 2011, you determined that because of delays associated with the engineering of a power plant construction project, you would increase contingency amounts which would reduce the margins and margin percentage for the project and that the issues were "not fully resolved at the end of 2011 and the margin for the segment and the gross profit percentage were adversely affected." In the paragraph that follows, however, it appears that such adverse impact is not discussed. Please revise future filings to quantify the extent to which these issues adversely impacted gross margin and gross profit percentage for the affected periods. It is also not clear from the corresponding disclosure on page 24 of the March 31, 2012 Form 10-Q

whether these issues have been resolved as of the end of that quarter. Please advise and revise future filings as necessary.

Critical Accounting Policies and Estimates, page 34

2. In your letter dated July 27, 2010 in response to comment 13 in our letter dated July 13, 2010, you indicated you would "revise the critical accounting policies section of Item 7 of Form 10-K to disclose the number of reporting units the Company uses for testing goodwill impairment." We note this information has not been provided on pages 35-36 or elsewhere in the Form 10-K. Given the substantial increase in size of your operations since then, in your response, please tell us the number of reporting units you use to test for goodwill impairment. Ensure future annual filings include this information or expand your discussion to describe your reporting units and how you identify them.

Liquidity and Capital Resources, page 36

3. In future filings, please explain the reason for the fluctuation in costs and estimated earnings in excess of billings. Address any disagreements with customers that may impact your ability to bill these amounts or any other known contracts/factors that materially impact the recoverability of this asset. Refer to Item 303(a)(1) of Regulation S-K.

Signatures, page 51

4. In future filings, please revise the signatures to include those of your controller or principal accounting officer. Please see General Instruction D(2) of Form 10-K.

Note 4 – Business Combinations – 2010 and 2009, page F-14

5. You state that "Rockford's results of operations and estimated fair value of assets acquired and liabilities assumed have been included in the Company's consolidated financial statements from November 1, 2010." On page F-8, however, you state that "the transaction was effective retroactive to October 1, 2010." Please explain within the context of ASC 805-10-25-6.

6. We note Exhibits 99.2 and 99.3 to the Form 8-K/A filed January 25, 2011. Please explain to us why Rockford's revenues declined 42% during the fiscal year ended March 31, 2010. Please explain the 70% decrease in accounts receivables during the fiscal year ended March 2009, as well as the $5.0 million decrease in costs and estimated earnings in excess of billings, compared to the 33.2% increase in revenues over that period.

Note 13 – Credit Arrangements, page F-22

7. You state on page F-23 that you were "in compliance with, or received a waiver of" your restrictive covenants as of December 31, 2011. Please tell us for which covenants you received a waiver, the requirement of such covenants as of that date, and the reasons why you received a waiver. If any impacted covenants were a financial covenant, please revise future filings to disclose the required minimum/maximum ratios or amounts for each of your financial covenants and the actual ratios or amounts achieved for each financial covenant as of the most recent balance sheet date. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

Definitive Proxy Statement

Summary Compensation Table, page 26

8. Please explain how the addition of the "Deferred Award" column is consistent with the manner of presentation for the summary compensation table as specified in Item 402(c)(1) of Regulation S-K. Clarify why you have not reported the deferred amounts in the "Bonus" column with the requisite footnote explanation required pursuant to the Instructions to Item 402(c)(2)(iii) and (iv) of Item 402 of Regulation S-K. Further, it is not clear why you have reported the amounts contained in the "Non-Equity Incentive Plan Compensation" column as cash amounts when the disclosure in footnote (5) appears to indicate that these are equity-based awards. Please advise.

Form 10-Q for the period ended March 31, 2012

Financial Statements

9. Please confirm to us you will comply with the provisions of ASC 220-10-45-18 beginning with your Form 10-Q for the second quarter ending June 30, 2012. Please confirm for future annual filings you will revise your presentation to also present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.

Note 6 – Costs and Estimated Earnings on Uncompleted Contracts, page 9

10. We note the provision for estimated loss on uncompleted contracts increased to $2.2 million at March 31, 2012, compared to $917 thousand at December 31, 2011, and $577 thousand at December 31, 2010, as disclosed on page F-11 of the Form 10-K. The substantial increase during the first quarter had a material impact on net income. Please tell us and revise future filings, for each project for which a material loss has been recorded: i) describe the nature of the project and the customer; ii) the date the project

commenced and the estimated completion dates; iii) the total value of the project; iv) the profit/loss recorded to date; v) the estimated costs to completion; and vi) the material factors causing the loss and the factors constraining the Company's ability to manage these factors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief